UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
3DaGoGo, Inc

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      September 23, 2013

Physical address of issuer
4250 Executive SQ, STE 101, La Jolla, CA 92037

Website of issuer
http://AstroPrint.com

Current number of employees
10

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$617,903.00	$563,460.00
Cash & Cash Equivalents	$228,563.00	$422,311.00
Accounts Receivable	$7,894.00	$2,976.00
Short-term Debt	$64,878.00	$8,453.00
Long-term Debt	$924,152.00	$841,514.00
Revenues/Sales	$120,275.00	$55,680.00
Cost of Goods Sold	$57,131.00	$8,679.00
Taxes Paid	$1200.00	$1200.00
Net Income	-$284,807.00	-$174,411.00


April 30, 2018

FORM C-AR

3DaGoGo, Inc




     This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by 3DaGoGo, Inc, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://AstroPrint.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2018.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

3DaGoGo, Inc (the "Company") is a Delaware Corporation, formed on September 23, 2013. The Company was formerly known as not applicable. The Company is currently also conducting business under the name of AstroPrint.

The Company is located at 4250 Executive SQ, STE 101, La Jolla, CA 92037.

The Company's website is http://AstroPrint.com.

The information available on or through our website is not a part of this Form C-AR.

The Business
AstroPrint provides software and hardware solutions for the 3D printing industry. Our solutions are focused on simplifying the 3D printing process and solving the software problems necessary to drive the industry towards our vision of a 3D printer in every home. The AstroPrint software platform includes, but is not limited to: Desktop software, Mobile Applications, embedded Touchscreen software, a 3D printing Web Portal, Developer APIs, 3D printing applications, and 3D printer accessories (hardware). Our customers include: 3D printer owners, 3D printer manufacturers, printable-content owners/distributors, software developers, and others. As a platform, we generate revenue a number of ways, including but not limited to: Premium Upgrades (to our various software offerings), commercial licensing of our software, API licensing, App Sales, Professional Services, and sales of 3D printer hardware accessories.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in

hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products/services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products and/or services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our offices, equipment, and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.
Like others in our industry, we can face attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.
The success of our business largely depends on our ability to provide a superior customer experience, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly software interface for our users/customers, reliable and evolving source code, and reliable and timely delivery of our products . Our sales may decrease if our services are severely interrupted or otherwise fail to meet our customer requests. Should we or our partners fail to provide our product in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected.

As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

The use of individually identifiable data by our business, our business associates, and third parties is regulated at the state, federal, and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws, and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive, and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In addition, our company relies on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Government regulation is evolving and unfavorable changes could harm our business.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the operations of 3D printers (additive manufacturing machines).

It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty claims that are inherent in the design, manufacture, sale, and use of our products. We sell products in industries such as 3D printing / Additive Manufacturing where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.
The piracy of our content, products and other intellectual property may pose challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration, and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products, and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

We rely on various intellectual property rights, including trademarks and licenses in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We plan to implement new lines of business and offer new products/services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

Changes in employment laws or regulation could harm our performance.
Various federal, state, and international labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership, and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board, and increased employee litigation including claims relating to the Fair Labor Standards Act.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of marketshare if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may chose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.

Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our operations. Any of the foregoing events could result in property losses, reduce demand for our products, make it difficult or impossible to obtain merchandise from our suppliers, or disrupt our ability to provide our services.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business
AstroPrint provides software and hardware solutions for the 3D printing industry. Our solutions are focused on simplifying the 3D printing process and solving the software problems necessary to drive the industry towards our vision of a 3D printer in every home. The AstroPrint software platform includes, but is not limited to: Desktop software, Mobile Applications, embedded Touchscreen software, a 3D printing Web Portal, Developer APIs, 3D printing applications, and 3D printer accessories (hardware). Our customers include: 3D printer owners, 3D printer manufacturers, printable-content owners/distributors, software developers, and others. As a platform, we generate revenue a number of ways, including but not limited to: Premium Upgrades (to our various software offerings), commercial licensing of our software, API licensing, App Sales, Professional Services, and sales of 3D printer hardware accessories.

Business Plan
The Company is committed to bringing the best user experience to its customers through its innovative software, hardware, and services. The Company's business strategy leverages its unique ability to design and develop its own source code, hardware, application software, and services to provide its customers products and solutions with innovative design, superior ease-of-use, and seamless integration. As part of its strategy, the Company continues to expand its platform for the discovery and delivery of third-party digital content and applications. We allow customers to discover and download applications through a variety of devices, including Apple, Android, Windows, and Linux. The Company also supports a community for the development of third-party software products, hardware products, and digital content that complement the Company's offerings. In addition, the Company licenses software applications to businesses, such as 3D Printer Manufacturers to add value to their existing product lines.

History of the Business
In the first year, we operated as 3DaGoGo (whereas now we operate as AstroPrint) and ran 3DaGoGo.com, an online marketplace for crowdsourced and curated 3D printable models. In 2014 we pivoted the company to focus on our current product, AstroPrint. We still own 3DaGoGo.com, and we use it as a marketing tool to drive new users to AstroPrint, however 3DaGoGo.com is a very minor focus of our company now.

The Company's Products and/or Services

Product / Service	Description	Current Market
AstroPrint Platform	A suite of software applications that integrate with each other to simplify the 3D printing experience. The AstroPrint platform includes: Desktop Software, Mobile Apps, developer APIs, a web portal, embeddable software (AstroBox Software), and a 3rd party application marketplace.	3D printer owners, 3D print farms, 3D printer manufacturers, software developers, schools/universities, makerspaces, and more.
AstroBox	The AstroBox is an add-on	Existing 3D printer owners that

	accessory for FDM/FFF desktop 3D printers. After being connected to a compatible printer, that printer is then connected to the AstroPrint software platform, thereby allowing functionality such as: Remote monitoring, wireless printing, print-from-web functionality, and more. We are currently offering the AstroBox under two model names: The AstroBox Gateway and the AstroBox Touch. The AstroBox Gateway is intended for developers and tech savvy customers, whereas the AstroBox Touch has an added touchscreen and significant software upgrades, making it more ideal for non-tech savvy customers.	wish to upgrade their existing 3D printers. 3D Printing manufacturers and resellers that wish to sell 3D Printer accessories.

Based on customer and market feedback we are constantly adding new products and features to AstroPrint. Depending on the feedback we receive, we may choose to add a variety of new products. At the moment, AstroPrint does not have any major new products planned for release in the next 12 months. However, we have a large pipeline of existing-product upgrades, feature additions, and bug fixes. Some of these include: Cura 3 Slicer integration to the AstroPrint Cloud Slicer, multi-printer management solutions, AstroBox Touch upgrades (Custom buttons, 3rd party integrations, etc), gcode file upload functionality, and manufacturer-specific feature additions.

Our products are sold globally, primarily through direct downloads, app marketplaces, in-app purchases, online portals (such as AstroPrint.com), bulk/commercial licensing, third party distributors (such as 3D printer manufacturers and retailers), mass merchandisers, and e-commerce.

Competition
AstroPrint's primary competitors include but are not limited to AutoDesk (Forge Platform), 3DPrinterOS, Printr, Matterhackers, and 3D Printer Manufacturers that are attempting to build their own 3D print cloud.

We operate in a highly competitive and rapidly changing global marketplace and compete with a variety of organizations that offer services competitive with those we offer. We believe that the principal competitive factors in the industries in which we compete include: skills and capabilities of people; technical and industry expertise; innovative service and product offerings; ability to simplify complex processes; gorgeous design skills; ability to add business value and improve performance; reputation and client references; contractual terms, including competitive pricing; ability to deliver results reliably and on a timely basis; scope of services; service delivery approach; quality of services and solutions; availability of appropriate resources; and global scale, including level of presence in key emerging markets.

Customer Base

Our revenues are derived primarily from 3D printer manufacturers, companies that create/distribute 3D printable content, 3D printer owners, software developers, 3rd party application developers, medium-sized companies, large sized companies, and other enterprises. In addition, we partner to provide services for government agencies, 3D model repositories, and other organizations. Our customers span the globe, mostly centered in North America, Europe, and Asia.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
4698702	IC 042. US 100 101. G & S: Software as a service (SAAS) services featuring software for use for use in controlling printers in the field of manufacturing, namely, additive manufacturing, computer numerical control (CNC), laser cutting, and 3D printing. FIRST USE: 20140505. FIRST USE IN COMMERCE: 20140513	AstroPrint - SERVICE MARK	May 18, 2014	March 10, 2015	USA
4706430	IC 041. US 100 101 107. G & S: Providing a searchable online database of two and three dimensional images for use in the fields of publishing. FIRST USE: 20130701. FIRST USE IN COMMERCE: 20131007	3DaGoGo - SERVICE MARK	January 15, 2014	March 24, 2015	USA

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
3DaGoGo, Inc DBA AstroPrint	Users of AstroPrint Proprietary Software	Personal and Commercial Licensing for AstroPrint Proprietary Software. This includes, but is not limited to: AstroPrint Desktop, AstroPrint Mobile, AstroPrint Web Portal (AstroPrint.com), AstroPrint APIs, and AstroBox Touch software (a combination of AstroBox Gateway Open Source software and proprietary software). Note: Some AstroPrint software, such as the AstroBox Gateway software, is available online as Open Source (https://www.gnu.org/licenses/gpl-3.0.en.html). However, compiled software images of this code (compiled by AstroPrint), as well as the AstroPrint name and/or logos, are not part of the open source license. These require either a Personal Use or Commercial Use License. All of AstroPrint's proprietary software requires a license for use. When the software is used in a resale product (as part of a business) a Commercial Use License, or Limited	

		Commercial Use License, is required. A Commercial Use License could also be thought of as a Distribution License or Reseller License. These are available for a fee. Most all other users would fall under a Personal Use License. Currently we do not charge for a personal use license of any of our software products, however we do charge for premium upgrades and for access to advanced features.	

3DaGoGo, Inc DBA AstroPrint	Users of AstroBox Gateway Software	AstroBox Gateway source code is available online as Open Source. This software was forked from the Octoprint Open Source project, which was forked from the the Cura project. As is required by the licenses of it's predecessors, AstroBox Gateway source code is offered with the same license as the projects it was forked from: GNU Affero General Public License v3.0. (https://www.gnu.org/licenses/gpl-3.0.en.html). Note: Any compiled software image of the AstroBox Gateway software (compiled by AstroPrint) is not open source. (Binary files are not source code and therefore cannot be open source.) Any software images compiled by AstroPrint require a Personal License and/or Commercial License. In addition, the open source licensing does not grant a user the right to use the AstroPrint name and/or logos.	
3DaGoGo, Inc	Varies	Non-exclusive, commercial use of 3DaGoGo.com source code. One of the assets of 3DaGoGo, Inc is 3DaGoGo.com, an e-commerce website built	

		specifically for the crowdsourcing, licensing, and selling of 3D printable designs. For a negotiated fee, 3DaGoGo, Inc may grant a license to a business entity to use the source code of 3DaGoGo.com. The purpose of which would be for the customer to create their own e-commerce site for 3D printable models. In addition, 3DaGoGo, Inc may offer design modification, color scheme modification, and site customization services for an additional fee.	
Various Software Vendors	3DaGoGo, Inc DBA AstroPrint	AstroPrint uses a variety of 20+ software licenses from various software vendors. These various software stacks are integral to the running of our business, maintaining our servers, and fulfilling our services for customers. Some examples of standard software licenses we use are: octoprint, cura engine, node.js, nginx, php and others listed here https://www.astroprint.com/open-source As the company evolves, we will continue to add new licenses to support new features and products.	

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its domestic and international operations in the areas of labor, advertising, digital content, consumer protection, real estate, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, television, intellectual property ownership and infringement, tax, import and export requirements, anti-corruption, foreign exchange controls and cash repatriation restrictions, data privacy requirements, anti-competition, environmental, health and safety. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

None

Other

The Company's principal address is 4250 Executive SQ, STE 101, La Jolla, CA 92037

The Company has the following additional addresses: AstroPrint C/ Pierre Laffitte, 6-8 29590 - Malaga Spain

3DaGoGo, Inc is an online portal and therefore has users from all over the globe. In addition, 3DaGoGo, Inc has a wholly owned subsidiary in Malaga, Spain. This subsidiary acts as our R&D center and also helps with global sales.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
AstroPrint S.L.U.	Sociedad Limitada which is the equivalent to an LLC	Malaga, Spain	January 27, 2016	100.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Drew Taylor

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer (CEO) 9.23.13 to present. President 9.23.13 to 12.31.14.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

As an established thought leader in the 3D printing industry, Drew is a sought-after speaker who lectures globally on the subjects of mass adoption of 3D printing technologies as well as on the role of cloud infrastructures in driving adoption. Drew is a serial entrepreneur who builds platform-focused companies. Previous ventures include a yoga class search engine with 20,000 classes listed daily, an email marketing technology platform, and a face-to-face (f2f) social engagement platform. Roughly four years ago he fell in love with 3D printing technologies and decided to solve the problems holding the industry back from mass adoption. Prior to his career in technology, Drew worked in sports medicine for professional ice hockey and soccer teams, had several brick-and-mortar medical clinics, and was a professor in a master's degree program in the healthcare industry.

Name

Joshua White

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Design Officer (CDO) 9.23.2013 to present. Secretary 9.23.2013 to present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
As Chief Design Officer, Josh is the heart and soul of the AstroPrint User Experience. His interest in intersecting business with creativity began with a BA in Music Industry, then shifted to UI/UX/web design and front-end development/optimization. Prior to founding AstroPrint, he managed multimillion dollar SEO accounts and also worked in 3D animation and video editing. His love of 3D printing began with the desire to bring his 3D characters to life and has led him to become an expert in desktop 3D printing processes. He is on a mission to use his creative skills to simplify the 3D printing process, empower other creatives to use 3D printers, and ultimately bring 3D printing to the masses.

Name
Daniel Arroyo

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer (CTO) 9.23.2013 to present. Treasurer 9.23.2013 to present. President 01.01.2015 to present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Daniel has over 18 years of experience developing embedded and cloud systems due to his work at companies like Nokia, Qualcomm, and Broadcom. While at Nokia, Daniel was on the team that developed the Symbian OS, which was deployed in hundreds of millions of smartphones. In addition, he led developer evangelism initiatives to drive adoption of the platform. From his experience on the front lines of the platform-wars in the smartphone industry, he learned what it takes to create, scale, and drive adoption of large software platforms. Daniel is on a mission to take that experience and use it to build the dominant software platform for the 3D printing industry. In addition to being CTO, Daniel serves as President of AstroPrint and is considered a second CEO for the company. His business acumen was honed by The Founders Institute as well as his experiences with the startups Flaretag, which he founded, and Tappy, which was acquired by Tinder. Daniel is a rare "double threat" in that he has the skills of a CTO and the business mind of a CEO.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Drew Taylor

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer (CEO) 9.23.13 to present. President 9.23.13 to 12.31.14.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
As an established thought leader in the 3D printing industry, Drew is a sought-after speaker who lectures globally on the subjects of mass adoption of 3D printing technologies as well as on the role of cloud infrastructures in driving adoption. Drew is a serial entrepreneur who builds platform-focused companies. Previous ventures include a yoga class search engine with 20,000 classes listed daily, an email marketing technology platform, and a face-to-face (f2f) social engagement platform. Roughly four years ago he fell in love with 3D printing technologies and decided to solve the problems holding the industry back from mass adoption. Prior to his career in technology, Drew worked in sports medicine for professional ice hockey and soccer teams, had several brick-and-mortar medical clinics, and was a professor in a master's degree program in the healthcare industry.

Name

Joshua White

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Design Officer (CDO) 9.23.2013 to present. Secretary 9.23.2013 to present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
As Chief Design Officer, Josh is the heart and soul of the AstroPrint User Experience. His interest in intersecting business with creativity began with a BA in Music Industry, then shifted to UI/UX/web design and front-end development/optimization. Prior to founding AstroPrint, he managed multimillion dollar SEO accounts and also worked in 3D animation and video editing. His love of 3D printing began with the desire to bring his 3D characters to life and has led him to become an expert in desktop 3D printing processes. He is on a mission to use his creative skills to simplify the 3D printing process, empower other creatives to use 3D printers, and ultimately bring 3D printing to the masses.

Name
Daniel Arroyo

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer (CTO) 9.23.2013 to present. Treasurer 9.23.2013 to present. President 01.01.2015 to present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Daniel has over 18 years of experience developing embedded and cloud systems due to his work at companies like Nokia, Qualcomm, and Broadcom. While at Nokia, Daniel was on the team that developed the Symbian OS, which was deployed in hundreds of millions of smartphones. In addition, he led developer evangelism initiatives to drive adoption of the platform. From his experience on the front lines of the platform-wars in the smartphone industry, he learned what it takes to create, scale, and drive adoption of large software platforms. Daniel is on a mission to take that experience and use it to build the dominant software platform for the 3D printing industry. In addition to being CTO, Daniel serves as President of AstroPrint and is considered a second CEO for the company. His business acumen was honed by The Founders Institute as well as his experiences with the startups Flaretag, which he founded, and Tappy, which was acquired by Tinder. Daniel is a rare "double threat" in that he has the skills of a CTO and the business mind of a CEO.

Indemnification
Indemnification is authorized by the Company to directors, officers, or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 10 employees in California, USA, New York, USA, and Malaga, Spain.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	4,950,370
Voting Rights	Each share of Common Stock grants 1 vote.
Anti-Dilution Rights	There are no anti dilution rights associated with 3DaGoGo, Inc's Common Stock. However, one shareholder, Betaspring, has an anti-dilution clause in an agreement we have with them. This will require us to issue them additional shares in the next equity round to top their ownership up to 6%. (They currently have issued shares equal to 6% ownership of the company.)
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Of the current outstanding Common Stock, Betaspring will be issued additional shares in order to top their ownership up to 6% at the next equity financing. This could very slightly dilute the Crowd SAFE units after they are converted. This situation would ONLY occur if we chose to allow Crowd SAFE investors to convert to shareholders on the FIRST equity financing, prior to betaspring getting issued additional shares. If we chose to defer conversion of the Crowd SAFE investors to a later round, or to acquisition/liquidation, this would not dilute them. The latter is the most likely scenario, from a business strategy perspective.

Securities issued pursuant to Regulation CF:

Type of security	Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)
Amount outstanding	n/a (shares have not been issued)
Voting Rights	none
Anti-Dilution Rights	none

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	SOPREA, S.A / IDEA Agency (SOPREA)
Amount outstanding	€350,000
Interest rate and payment schedule	- Payment on the 20th day of each natural quarter. - Interest: Fixed + Additional - - Fixed: Euribor 1 year (revised annually) +5%. - - Additional Interest: If annual revenue is below or equal to 300,000 euros, there is no additional interest. If the revenue is greater than 300K and less than or equal to 500K euros, there is an additional 2% interest. If the revenue is greater than 500K euros, the additional interest is 5%. Note: This revenue relates to our Subsidiary in Spain, NOT to the parent company, 3DaGoGo, Inc.
Amortization schedule	Natural Linear Quarterly (final) Term is 6 years, with the first two years being interest only payments.
Describe any collateral or security	There is no collateral. However, the parent company, 3DaGoGo, Inc, is named as guarantor for the loan.
Maturity date	June 20, 2022
Other material terms	This loan is taken out by our subsidiary in Spain. The parent company, 3DaGoGo, Inc is guarantor for the loan. The loan was signed and began June 09, 2016. The first two years of the loan require only interest to be paid. That interest has been paid on schedule and is up to date. In June of 2018, we will be required to start paying the principal.

The total amount of outstanding debt of the company is €350,000.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	2	$20,000.00	Working Capital		
Convertible Notes	1	$100,000.00	Working Capital		
Convertible Notes	8	$175,000.00	Working Capital		
Convertible Notes	8	$180,000.00	Working Capital		
Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)	250	$88,667.00	Working Capital	September 14, 2017	Regulation CF

Ownership

A majority of the Company is owned by a few people. Those people are Daniel Arroyo, Joshua White, and Andrew Taylor.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Daniel Arroyo	26.0%
Joshua White	26.0%
Andrew Taylor	26.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
_____
The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals: - Driving partnerships with 3D Printer manufacturers to embed AstroPrint software directly in 3D Printers prior to sale. - Penetrating the AstroBox Touch product into the 3D Printing Retail market. This includes direct sales to customers as well as creating reseller opportunities around the globe. - Increase conversion metrics of free users to paid users. This includes building more premium features into the platform, as well as marketing analytics on user behavior (commonly known as "growth hacking"). - Increase user retention of AstroPrint software products by studying behavior metrics and user feedback, then making adjustments to the user experience of the associated products. - Increase both free and paid usage of the AstroPrint APIs and the AstroPrint App Marketplace. - Continued improvement to the stability of the AstroPrint platform. This includes fixing bugs, devops improvements, feature additions, responding to customer feedback, and more.

Liquidity and Capital Resources
On September 14, 2017 the Company conducted an offering pursuant to Regulation CF and raised $88,667.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: none.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: none.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Andrew Taylor
(Signature)

Andrew Taylor
(Name)

CEO
(Title)

April 30, 2018
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Andrew Taylor
(Signature)

Andrew Taylor
(Name)

CEO
(Title)

April 30, 2018
(Date)

/s/Joshua White
(Signature)

Joshua White
(Name)

CDO, Secretary
(Title)

April 30, 2018
(Date)

/s/Daniel Arroyo
_____
(Signature)

Daniel Arroyo
_____
(Name)

CTO, President, Treasurer
_____
(Title)

April 30, 2018
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS
Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

3DAGOGO, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2017 AND 2016

_____

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ 228,563	$ 422,311
Accounts Receivable	7,894	2,976
Inventory	6,218	0
TOTAL CURRENT ASSETS	242,675	425,287
NON-CURRENT ASSETS		
Software	353,948	130,599
Equipment	20,624	7,575
Long Term Investments	656	0
TOTAL NON-CURRENT ASSETS	375,228	138,174
TOTAL ASSETS	617,903	563,460
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable	11,171	8,453
Note Payable	53,707	0
TOTAL CURRENT LIABILITIES	64,878	8,453
NON-CURRENT LIABILITIES		
Note Payable	367,691	368,289
Convertible Notes	556,461	473,225
TOTAL NON-CURRENT LIABILITIES	924,152	841,514
TOTAL LIABILITIES	989,030	849,968
SHAREHOLDER'S EQUITY		
Common Stock (10,000,000 shares authorized, 4,950,370 shares issued and outstanding, $0.0001 par value)	495	495
Additional Paid in Capital	31,014	31,014
Accumulated Other Comprehensive Income	(12,759)	(9,237)
Retained Earnings (Deficit)	(415,395)	(308,779)
TOTAL SHAREHOLDER'S EQUITY	(371,127)	(286,507)
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 617,903	$ 563,460

Unaudited – See accompanying notes.

3DAGOGO, INC.
CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

_____

	2017	2016
Operating Income		
Revenue	$ 120,275	$ 55,680
Cost of Goods Sold	57,131	8,679
Gross Profit	64,144	47,001
Operating Expense		
Salaries and Wages	244,171	104,619
General and Administrative	41,244	84,531
Advertising	7,592	7,064
Rent	10,893	11,000
Travel	12,490	34
Meals and Entertainment	575	2,064
Net Income from Operations	(253,820)	(162,312)
Other Income and Expense		
Interest Income	523	488
Interest Expense	18,751	3,350
Other Comprehensive Income		
Foreign Currency Translation Adjustment Loss/Gain	(12,759)	(9,237)
Net Income	$ (284,807)	$ (174,411)

Unaudited – See accompanying notes.

3DAGOGO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

_____

	2017	2016
Net Income (Loss) For the Period	$ (284,807)	$ (174,411)
Cash Flows from Operating Activities		
Change in Accounts Receivable	(4,918)	32,024
Change in Accounts Payable	2,718	7,761
Net Cash Flows from Operating Activities	(261,489)	(134,626)
Cash Flows from Investing Activities		
Change in Software Asset	(223,349)	(130,599)
Purchase of Equipment	(13,049)	(7,575)
Long Term Investments	(656)	0
Net Cash Flows from Investing Activities	(237,054)	(138,174)
Cash Flows from Financing Activities		
Change in Convertible Notes	83,236	180,000
Change in Notes Payable	53,109	368,289
Net Cash Flows from Financing Activities	136,345	548,289
Cash at Beginning of Period	422,311	146,821
Net Increase (Decrease) in Cash	193,748	275,489
Cash at End of Period	**$ 228,563**	**$ 422,311**

Unaudited – See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

3DaGoGo, Inc. ("the Company") is a corporation organized under de laws of the State of Delaware, and California. The Company has a wholly owned foreign subsidiary, AstroPrint SLU, in Malaga, Spain. The Company's principal line of business is development and marketing of a software platform serving the 3D printing industry.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets

The company capitalizes assets with an original purchase of $1,000 or more, and all software development expenses. During the year ended December 31, 2017, the Company capitalized $195,210 in employee salaries as software development costs. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Foreign Currency Translation

The functional currency of the Company's foreign subsidiary is the Euro. The financial statements of the Company's foreign subsidiary have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rate in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year.

The currency translation adjustment has been reported separately in other comprehensive loss in the consolidated financial statements. The foreign currency translation adjustment resulted in a loss of $12,759 in 2017.

Advertising

The Company recognizes advertising expense in the period incurred.

Rent

The Company occupies office space under a month-to-month lease arrangement. There are no future minimum payments due under the lease.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States, and in the States of Delaware and California. The Company's foreign subsidiary is subject to tax filing requirements in Spain.

The Company incurred net operating losses during its most recent three fiscal years and has fully reserved them. Net operating losses will be carried forward to reduce taxable income in future years. Net operating losses expire if unused after twenty years. The Company's federal tax filings for 2015, 2016, and 2017 remain subject to review by the Internal Revenue Service until the expiration of the statutory period in 2019, 2020, and 2021, respectively.

The Company's tax filing for 2015, 2016, and 2017 remain subject to review by the State of Delaware until 2020, and 2021 respectively. The Company's tax filings for 2016 and 2017 remain subject to review by the State of California until 2021, and 2022 respectively.

NOTE C- FINANCING ACTIVITIES

In 2015 and 2016, the Company issued convertible notes ("the Notes") for the purpose of raising operating capital. The Notes are non-interest bearing, and convertible to equity either at maturity, or under certain other circumstances, such as a capital event in which the Company raises more than $1,000,000 in a priced round.

In 2017, the Company issued convertible notes in a Crowdfunding Campaign ("the Crowdfunding Notes") for the purpose of raising operating capital. The Notes are non-interest bearing, and convertible to equity under certain circumstances, such as a capital event in which the Company raises more than $1,000,000 in a priced round and the Company then elects to convert the Crowdfunding Notes.

As of December 31, 2017, the Company's foreign subsidiary, AstroPrint SLU, had an outstanding Note Payable of $421,398. The terms of the Note specify a fixed rate of 1-year Euribor +5% (revised annually), and an incentive based on the Company's foreign subsidiary's revenue using the following table:

Less than 300,000 EUR – 0%
300,000 – 500,000 EUR – 2%
More than 500,000 EUR – 5%

During 2017, the rate stood at 4.90% Payments are scheduled quarterly, with interest only for the first two years. The Note has a start date of June 9, 2016, and a maturity date of June 20, 2022. The Company has guaranteed repayment of the Note by its subsidiary.

NOTE D- CONCENTRATION OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 26, 2018, the date that financial statements were available to be issued.

_____
Andrew H. Taylor, CEO
April 26, 2018

End Exhibit A